SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-11882

CUSIP Number 11777J 20 5

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
[ ] Form 10-D |_| Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2007

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

B2DIGITAL, INCORPORATED

Full Name of Registrant

Former Name if Applicable

4425 Ventura Canyon Ave., Suite 105

Address of Principal Executive Office (Street and Number)

Sherman Oaks, CA 91423

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or
|X| |   portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
     quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day
     following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule
    12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-D, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not been able to compile the financial data and other narrative information necessary to enable it to complete the Company's Quarterly Report on Form 10-QSB by August 14, 2007 without unreasonable effort and expense.

 PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Marcia Pearlstein (310) 281-2571

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). || Yes |X| No

The Registrant has not yet filed an amendment to its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2007, and amended on March 23, 2007, to include financial statements related to the Registrant’s acquisition of certain assets of Creative Domain Investments, Ltd.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

B2DIGITAL, INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 13, 2007 By /s/ Robert Russell ------------------- -------------------------------------- Robert Russell President